

Mail Stop 4561

January 18, 2017

Nick Earl
Principal Executive Officer
Glu Mobile Inc.
500 Howard Street
Suite 300
Mail Stop 4561

>    **Re:    Glu Mobile Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2015**
>    **Filed March 4, 2016**
>    **Form 8-K**
>    **Filed November 3, 2016**
>    **File No. 001-33368**

Dear Mr. Earl:

   We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>    Sincerely,
>
>    /s/ Stephen Krikorian
>
>    Stephen Krikorian
>    Accounting Branch Chief
>    Office of Information Technologies
>    and Services